Exhibit (a)(1)

Press Release

BOARD OF DIRECTORS BELIEVES THE NEW BULLDOG-ANCORA TENDER OFFER IS NOT IN SHAREHOLDERS’ BEST INTERESTS

BALTIMORE, MARYLAND, July 14, 2020 —The Board of Directors of Adams Natural Resources Fund, Inc. (NYSE: PEO) has reviewed the tender offer (“Offer”) made on July 10 by Bulldog Investors, LLC and Ancora Advisors, LLC (the “Group”), and believes that the Offer is not in long-term shareholders’ best interests. To remain a PEO shareholder, do nothing and ignore the Offer. After careful consideration of the Offer, the Board has concluded that:

The New Offer is Another Bad Deal for Shareholders
The Group is conducting a series of offers designed to buy the most shares at the lowest price possible. The Offer price is very close to the current market price – and shareholders could receive a price lower than the market price on the pricing date. The Offer repeats the Group’s tired playbook of making the lowest offer possible for your shares. While the Group says shareholders deserve an opportunity to realize close to net asset value (NAV) for their shares, tendering shareholders would receive significantly less.

The Bad Deal for Shareholders is a Good Deal for Them
Why is the Group offering to buy your shares? The Board believes they are attempting to buy at low prices to obtain the power to get the full NAV for themselves. The Group states they want to liquidate the Fund, which could cause shareholders to lose their steady annual income payments and miss out on a rebound in energy prices. The Board believes the Group’s self-serving methods do not benefit long-term shareholders.

The Fund, with Its 90-year History, Provides Real Benefits to Shareholders
The Fund provides a 6% minimum annual distribution and is Morningstar 5-Star rated. Its high-quality, active management places an emphasis on risk control and positions the Fund to benefit from a rebound in energy markets. The Fund’s high, long-term correlation between NAV and market price returns remains consistent. Tendering shareholders would lose these important benefits.

Shareholders overwhelmingly agreed with the Board and did not participate in the Group’s failed prior offer, and the Board again recommends that shareholders not participate in this new Offer.

This Is A Bad Deal. To Keep Your Shares – Do Nothing

If you want to keep your Fund shares, ignore the Offer and any requests to participate you may receive from your broker. No action is required.

Since 1929, Adams Funds has consistently helped generations of investors reach their investment goals. Adams Funds is comprised of two closed-end funds, Adams Diversified Equity Fund, Inc. (NYSE: ADX) and Adams Natural Resources Fund, Inc. (NYSE: PEO). The Funds are actively managed by an experienced team with a disciplined approach and have paid dividends for more than 80 years across many market cycles. The Funds are committed to paying an annual distribution rate of 6% or more, providing reliable income to long-term investors. Shares can be purchased through our transfer agent or through a broker. For more information about Adams Funds, please visit: adamsfunds.com.

Contact:

Lyn Walther │ Director of Shareholder Communications │800.638.2479 │investorrelations@adamsfunds.com

500 East Pratt Street, Suite 1300, Baltimore, MD 21202 │ 410.752.5900 │ 800.638.2479 │ adamsfunds.com